Exhibit 99.1

Dominion Diamond Corporation Completes Assessment of the Process Plant Fire at the Ekati Diamond Mine

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--June 29, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) reports that it has completed an assessment of the damage from the fire that occurred in the process plant at the Ekati Diamond Mine on June 23rd. Dominion can confirm that the damage was limited to a small area, with no damage to the main structural components. The repairs to the plant are expected to take approximately three months, after which the plant is expected to resume operations at full capacity.

The Company has begun to execute a plan to reduce operating and capital costs during this time, which will include an adjustment of mining operations to pause mining at lower priority and lower value ore bodies, a deferral of non-essential sustaining capital, and a temporary layoff of affected staff across the Company.

The Company will continue to mine higher value material during the process plant shutdown. Ore mined during the process plant downtime will be stockpiled, with the intent to prioritize the processing of the highest value material when the plant resumes operations.

Brendan Bell, Chief Executive Officer, stated: “After taking a full and careful assessment, we are taking the most prudent course of action which delivers limited, ongoing mining of higher value ore, while also taking the necessary steps to make repairs and return to production and preserve capital. We would also like to thank our employees for their actions and commitment to resolving this situation quickly and efficiently."

The Company is updating its production and cost expectations for the fiscal year, and expects to provide an update of the fiscal year guidance in the coming week. The Company also plans to hold a conference call for investors, analysts and other interested parties following the release of this updated guidance.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about the estimated timeline to complete repairs to the Ekati process plant, expected adjustments to the current mine plan and mining operations, and expected reductions in operating and capital costs constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, management’s assessment of the extent of damage to the Ekati process plant and the estimated timeframe to complete the necessary repairs. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the risk of delays in completing the repairs to the Ekati process plant and risks associated with the remote location of and harsh climate at the Ekati Diamond Mine. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca